Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Treasure Global Inc. on Form S-1 of our report dated December 5, 2022 with respect to our audits of the consolidated financial statements of Treasure Global Inc. As of June 30, 2022 and 2021 and for the years then ended, which report is included in this Form S-1 of Treasure Global Inc. for the years ended June 30, 2022 and 2021.

We were dismissed as auditors on December 5, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after June 30, 2022.

/s/ Friedman LLP
Friedman LLP
New York, NY
May 12, 2023